Exhibit 99.1

Brazilian and Colombian domestic markets and increased international operation boosted LATAM traffic in November

Santiago, December 14, 2020. - LATAM Airlines Group’s passenger operation in November was 33.4% (measured in available seat-kilometer -ASK) compared to the same month last year, showing a gradual recovery during the past few months. In September and October of this year, the operation was 20.0% and 28.8% respectively when compared to the same period in 2019.

The greater capacity evidenced during November is mainly explained by the domestic operation in Brazil and Colombia and by the increased international operation due to the reopening of regional markets (in South America).

LATAM Airlines Brazil showed a continued recovery of its domestic operation, increasing from 48.7% in October to 55.3% in November, compared to the same months of 2019, and flying to 44 destinations within the country. At the same time, LATAM Airlines Colombia more than doubled its domestic flight operation from 20% in October to 47% in November, compared to the same months of the previous year. Additionally in November, LATAM Airlines Colombia launched new routes from Cartagena to Cali, San Andres and Medellin; from Medellin to Barranquilla and Santa Marta and from Cali to San Andres, and also from Bogotá to Cúcuta and Pereyra.

Additionally, LATAM Airlines Peru restarted routes from Lima to nine international destinations: Asuncion, Mexico City, Guayaquil, La Paz, Los Angeles, Miami, Montevideo, New York and Sao Paulo. In the case of Chile, LATAM Airlines maintained its operation to 12 cities in the country and 11 destinations abroad via direct flights, as well as with flights connecting via Sao Paulo to London, Lisbon and Frankfurt and via Lima to Los Angeles and New York. Also, it has brought back two routes from Santiago to Asunción and La Paz.

Regarding the passenger traffic measured in revenue passenger-kilometers (RPK), this was 29.4% in relation to the same period of the previous year, reaching a load factor of 72.6%.

In terms of the cargo operation, the load factor was 68.0%, 10.7 percentage points above the same period of the previous year), reflecting the solid performance that LATAM cargo has had during the year.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units:

	November			Year to Date
	2020	2019	% Change	2020	2019	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	3,056	10,409	-70.6%	38,837	113,529	-65.8%
DOMESTIC SSC (1)	702	1,940	-63.8%	7,481	20,123	-62.8%
DOMESTIC BRAZIL (2)	1,765	3,148	-43.9%	14,705	29,925	-50.9%
INTERNATIONAL (3)	590	5,321	-88.9%	16,651	63,480	-73.8%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	4,212	12,601	-66.6%	50,653	135,959	-62.7%
DOMESTIC SSC (1)	975	2,458	-60.3%	9,825	24,852	-60.5%
DOMESTIC BRAZIL (2)	2,070	3,743	-44.7%	18,482	36,456	-49.3%
INTERNATIONAL (3)	1,166	6,400	-81.8%	22,346	74,650	-70.1%

PASSENGER LOAD FACTOR
SYSTEM	72.6%	82.6%	-10.0 pp	76.7%	83.5%	-6.8 pp
DOMESTIC SSC (1)	72.0%	78.9%	-7.0 pp	76.1%	81.0%	-4.8 pp
DOMESTIC BRAZIL (2)	85.2%	84.1%	1.1 pp	79.6%	82.1%	-2.5 pp
INTERNATIONAL (3)	50.6%	83.1%	-32.6 pp	74.5%	85.0%	-10.5 pp

PASSENGERS BOARDED (thousand)
SYSTEM	2,530	6,539	-61.3%	25,308	67,319	-62.4%
DOMESTIC SSC (1)	918	2,373	-61.3%	8,693	24,224	-64.1%
DOMESTIC BRAZIL (2)	1,480	2,946	-49.8%	12,821	28,193	-54.5%
INTERNATIONAL (3)	132	1,219	-89.1%	3,793	14,902	-74.5%
LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	290	321	-9.7%	2,816	3,221	-12.6%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	427	561	-23.9%	4,291	5,824	-26.3%

CARGO LOAD FACTOR
SYSTEM	68.0%	57.3%	10.7 pp	65.6%	55.3%	10.3 pp

About LATAM Airlines Group S.A.

LATAM is Latin America’s leading airline group, with presence in five domestic markets in South America: Brazil, Chile, Colombia, Ecuador and Peru, along with international operations within Latin America and to Europe, US and the Caribbean.

The group operates a fleet including Boeing 787, Airbus A350, A321, A320neo and A319 aircraft, the most modern models of their kind.

LATAM is the only airline group of the Americas and one three in the world to join the Dow Jones Sustainability Index World, where it’s recognized for its sustainable practices, based on three criteria: economics, social and environmental.

The shares of LATAM Airlines Group are traded in the Santiago Stock Exchange and in the US, its ADRs are traded in the OTC (over-the-counter) markets.

For further information, visit www.latam.com. For financial information: www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

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